Exhibit 99.1

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2023 AND 2022

Unaudited Interim Condensed Consolidated Financial Statements (“Interim Financial Statements”)

Unaudited Interim Condensed Consolidated Balance Sheets
(“Interim Balance Sheets”)	1

Unaudited Interim Condensed Consolidated Statements of Operations
(“Interim Statements of Operations”)	2

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity
(“Interim Statements of Shareholders’ Equity”)	3

Unaudited Interim Condensed Consolidated Statements of Cash Flows
(“Interim Statements of Cash Flows”)	4

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	5-25

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	September 30, 2023	December 31, 2022
		Note 4
ASSETS
Current
Cash and cash equivalents	$72,843	$76,827
Accounts receivable, net	9,743	7,738
Inventory	98,485	99,810
Prepaid expenses, deposits, and other current assets	23,251	8,702
Assets held-for-sale	-	260,625
Total Current Assets	204,322	453,702
Non-current
Property, plant, and equipment, net	313,088	302,680
Intangible assets, net	702,581	744,709
Right-of-use assets - operating, net	122,080	121,340
Right-of-use assets - finance, net	41,801	43,222
Goodwill	94,108	94,108
Deposits and other assets	6,135	8,009
TOTAL ASSETS	$1,484,115	$1,767,770

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	21,698	26,671
Accrued liabilities	40,963	25,470
Lease liabilities - operating - current portion	9,132	7,906
Lease liabilities - finance - current portion	10,233	9,529
Contingent consideration - current portion	-	63,429
Purchase consideration payable	-	2,849
Income tax payable	77,707	46,006
Debts payable - current portion	59,052	40,523
Liabilities held-for-sale	-	43,841
Accrued interest payable - current portion	14,308	2,581
Total Current Liabilities	233,093	268,805
Non-current
Deferred tax liabilities, net	72,413	72,413
Lease liabilities - operating - non-current portion	119,455	118,086
Lease liabilities - finance - non-current portion	19,485	24,016
Construction finance liabilities	37,945	36,181
Contingent consideration - non-current portion	-	26,661
Debts payable - non-current portion	134,022	136,315
Senior secured notes, net of debt issuance costs	244,138	244,682
Accrued interest payable - non-current portion	-	4,763
Other long term liabilities	25,018	524
TOTAL LIABILITIES	885,569	932,446

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 63,882,257 and 60,909,492 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 9,665,707 and 6,044,339 shares, respectively	-	-
Additional paid-in capital	1,367,532	1,349,713
Treasury stock - 645,300 shares	(8,987)	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(754,450)	(510,668)
Equity of Ayr Wellness Inc.	607,361	833,324
Noncontrolling interest	(8,815)	2,000
TOTAL SHAREHOLDERS' EQUITY	598,546	835,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,484,115	$1,767,770

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

		Note 4		Note 4
Revenues, net of discounts	$114,392	$108,739	$348,795	$307,156

Cost of goods sold excluding fair value items	66,261	62,670	195,735	178,984
Incremental costs to acquire cannabis inventory in business combinations	-	486	-	6,217
Cost of goods sold	66,261	63,156	195,735	185,201

Gross profit	48,131	45,583	153,060	121,955

Operating expenses
Selling, general, and administrative	38,833	50,594	137,813	147,415
Depreciation and amortization	11,909	11,676	39,390	33,791
Acquisition and transaction costs	(1,182)	965	3,460	5,133
(Gain) loss on sale of assets	22	1,810	66	(190)
Total operating expenses	49,582	65,045	180,729	186,149

Loss from continuing operations	(1,451)	(19,462)	(27,669)	(64,194)

Other income (expense), net
Fair value gain on financial liabilities	-	1,658	23,731	33,438
Interest expense, net	(10,772)	(7,271)	(28,834)	(20,491)
Interest income	193	12	591	52
Other income, net	6,303	13	6,934	13
Total other income (expense), net	(4,276)	(5,588)	2,422	13,012

Loss from continuing operations before income taxes and noncontrolling interest	(5,727)	(25,050)	(25,247)	(51,182)

Income taxes
Current tax provision	(13,543)	(11,059)	(37,608)	(30,306)
Deferred tax benefit	-	1,433	-	2,129
Total income taxes	(13,543)	(9,626)	(37,608)	(28,177)

Net loss from continuing operations	(19,270)	(34,676)	(62,855)	(79,359)

Discontinued operations
Loss from discontinued operations, net of taxes (including loss on disposal of $181,191 for the nine months ended September 30, 2023)	(996)	(2,751)	(185,683)	(7,510)
Loss from discontinued operations	(996)	(2,751)	(185,683)	(7,510)

Net loss	(20,266)	(37,427)	(248,538)	(86,869)
Net loss attributable to noncontrolling interest	(1,020)	(1,310)	(4,756)	(4,818)
Net loss attributable to Ayr Wellness Inc.	$(19,246)	$(36,117)	$(243,782)	$(82,051)

Basic and diluted net loss per share
Continuing operations	$(0.24)	$(0.48)	$(0.79)	$(1.09)
Discontinued operations	(0.01)	(0.04)	(2.54)	(0.11)
Total (basic and diluted) net loss per share	$(0.25)	$(0.52)	$(3.33)	$(1.20)

Weighted average number of shares outstanding (basic and diluted)	76,563	68,948	73,105	68,391

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, in thousands)

	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares Number	Exchangeable Shares	Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Accumulated Deficit	Noncontrolling interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, June 30, 2022	3,696	58,647	7,142	1,324,241	(645)	(8,987)	3,266	(311,136)	8,511	1,015,895
Stock-based compensation	-	488	-	9,271	-	-	-	-	-	9,271
Tax withholding on stock-based compensation awards	-	(185)	-	(742)	-	-	-	-	-	(742)
Conversion of Exchangeable Shares	-	74	(74)	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(36,117)	(1,310)	(37,427)
Balance, September 30, 2022	3,696	59,024	7,068	1,332,770	(645)	(8,987)	3,266	(347,253)	7,201	986,997

Balance, December 31, 2021	3,696	56,337	7,368	1,289,827	(568)	(7,828)	3,266	(265,202)	-	1,020,063
Stock-based compensation	-	1,017	-	28,652	-	-	-	-	-	28,652
Tax withholding on stock-based compensation awards	-	(420)	-	(4,738)	-	-	-	-	-	(4,738)
Share issuance - related party - consulting services	-	50	-	707	-	-	-	-	-	707
Share issuance - business combinations	-	-	683	6,352	-	-	-	-	-	6,352
Share issuance - earn-out consideration	-	1,029	-	11,748	-	-	-	-	-	11,748
Conversion of Exchangeable Shares	-	983	(983)	-	-	-	-	-	-	-
Consolidation of variable interest entity	-	-	-	-	-	-	-	-	12,019	12,019
Exercise of options, net of options sold to cover income taxes	-	33	-	300	-	-	-	-	-	300
Repurchase of Equity Shares	-	(5)	-	(78)	(77)	(1,159)	-	-	-	(1,237)
Net loss	-	-	-	-	-	-	-	(82,051)	(4,818)	(86,869)
Balance, September 30, 2022	3,696	59,024	7,068	1,332,770	(645)	(8,987)	3,266	(347,253)	7,201	986,997

	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares	Exchangeable Shares	Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Accumulated Deficit	Noncontrolling interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, June 30, 2023	3,696	63,718	9,710	1,364,162	(645)	(8,987)	3,266	(735,204)	(7,795)	615,442
Stock-based compensation	-	66	-	3,330	-	-	-	-	-	3,330
Tax withholding on stock-based compensation awards	-	(13)	-	(39)	-	-	-	-	-	(39)
Shares issued for consulting services	-	66	-	79		-	-	-	-	79
Conversion of Exchangeable Shares	-	45	(45)	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(19,246)	(1,020)	(20,266)
Balance, September 30, 2023	3,696	63,882	9,665	1,367,532	(645)	(8,987)	3,266	(754,450)	(8,815)	598,546

Balance, December 31, 2022	3,696	60,909	6,044	1,349,713	(645)	(8,987)	3,266	(510,668)	2,000	835,324
Stock-based compensation	-	2,576	-	13,338	-	-	-	-	-	13,338
Tax withholding on stock-based compensation awards	-	(78)	-	(360)	-	-	-	-	-	(360)
Shares issued for consulting services	-	66	-	79	-	-	-	-	-	79
Acquisition of variable interest entity	-	-	233	115	-	-	-	-	(6,059)	(5,944)
Share issuance - earn-out consideration	-	-	3,797	4,647	-	-	-	-	-	4,647
Conversion of Exchangeable Shares	-	409	(409)	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(243,782)	(4,756)	(248,538)
Balance, September 30, 2023	3,696	63,882	9,665	1,367,532	(645)	(8,987)	3,266	(754,450)	(8,815)	598,546

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Nine Months Ended
	September 30, 2023	September 30, 2022
Operating activities
Consolidated net loss	$(248,538)	$(86,869)
Less: Loss from discontinued operations (Note 4)	(4,492)	(7,510)
Net loss from continuing operations before noncontrolling interest	(244,046)	(79,359)
Adjustments for:
Fair value gain on financial liabilities	(23,731)	(33,438)
Stock-based compensation	13,338	28,652
Stock-based compensation - related parties	-	707
Shares issued for consulting services	79	-
Depreciation and amortization	24,984	12,417
Amortization on intangible assets	43,828	42,660
Incremental costs to acquire cannabis inventory in a business combination	-	6,217
Deferred tax benefit	-	(2,128)
Amortization on financing costs	1,743	1,719
Amortization on financing premium	(2,263)	(2,263)
Employee Retention Credits recorded in other income	(5,238)	-
Loss (gain) on disposal of property, plant, and equipment	66	(190)
Loss on the disposal of Arizona business	181,191	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	(2,305)	278
Inventory	1,626	(10,304)
Prepaid expenses, deposits, and other current assets	(4,164)	824
Trade payables	(5,334)	(4,318)
Accrued liabilities	3,245	(1,473)
Accrued interest payable	6,653	3,547
Lease liabilities - operating	1,857	1,524
Income tax payable	31,396	3,833
Cash provided by (used in) continuing operations	22,925	(31,095)
Cash provided by (used in) discontinued operations	2,180	(3,608)
Cash provided by (used in) operating activities	25,105	(34,703)

Investing activities
Purchase of property, plant, and equipment	(20,790)	(55,294)
Capitalized interest	(7,274)	(10,552)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(1,500)	(11,469)
Cash paid for business combinations and asset acquisitions, working capital	(2,600)	(2,812)
Proceeds from the sale of assets, net of transaction costs	-	31,433
Cash received (paid) for bridge financing	(72)	1,070
Advances to related entities	-	(7,005)
Deposits for business combinations, net of cash on hand	-	(2,825)
Purchase of intangible asset	(1,700)	(4,000)
Cash used in investing activities from continuing operations	(33,936)	(61,454)
Proceeds from sale of Arizona - discontinued operation	18,084	-
Cash received for working capital - discontinued operations	840	-
Cash provided by (used in) investing activities of discontinued operations	(44)	3,145
Cash used in investing activities	(15,056)	(58,309)

Financing activities
Proceeds from exercise of options	-	300
Proceeds from notes payable, net of financing costs	10,430	51,713
Proceeds from financing transaction, net of financing costs	39,100	27,599
Payment for settlement of contingent consideration	(10,118)	(10,000)
Deposits paid for financing lease and note payable	-	(924)
Tax withholding on stock-based compensation awards	(360)	(4,738)
Repayments of debts payable	(49,098)	(8,257)
Repayments of lease liabilities - finance (principal portion)	(7,676)	(7,438)
Repurchase of Equity Shares	-	(8,430)
Cash provided by (used in) financing activities by continuing operations	(17,722)	39,825
Cash used in financing activities from discontinued operations	(124)	(393)
Cash provided by (used in) financing activities	(17,846)	39,432

Net decrease in cash and cash equivalents and restricted cash	(7,797)	(53,580)
Cash, cash equivalents and restricted cash beginning of the period	76,827	154,342
Cash included in assets held-for-sale	3,813	-
Cash, cash equivalents and restricted cash end of the period	$72,843	$100,762

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$25,430	$30,747
Income taxes paid during the period	7,080	29,248
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	8,586	52,296
Recognition of right-of-use assets for finance leases	4,402	30,812
Issuance of promissory note related to business combinations	1,580	16,000
Conversion of convertible note related to business combination	2,800	-
Issuance of Equity Shares related to business combinations and asset acquisitions	115	6,352
Issuance of Equity Shares related to settlement of contingent consideration	4,647	11,748
Issuance of promissory note related to settlement of contingent consideration	14,000	14,934
Settlement of contingent consideration	37,713	-
Capital expenditure disbursements for cultivation facility	1,764	7,837
Cancellation of Equity Shares	-	78
Extinguishment of note payable related to sale of Arizona business	22,505	-
Extinguishment of accrued interest payable related to sale of Arizona business	1,165	-
Reduction of lease liabilities related to sale of Arizona business	16,734	-
Reduction of right-of-use assets related to sale of Arizona business	16,739	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

1.	NATURE OF OPERATIONS

Ayr Wellness Inc. (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the United States of America (“U.S.”); through its operating companies in various states throughout the U.S., Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods. The Company prepares its segment reporting on the same basis that its chief operating decision maker manages the business and makes operating decisions. The Company has one operating segment, cannabis sales. The Company’s segment analysis is reviewed regularly and will be re-evaluated when circumstances change.

The Company is a reporting issuer in the U.S. and Canada. The Company’s subordinate, restricted, and limited voting shares (“Equity Shares”) are trading on the Canadian Stock Exchange (“CSE”), under the symbol “AYR.A”. The Company’s Equity Shares are also quoted on the OTCQX(R) Best Market in the U.S. under the symbol “AYRWF”. Ayr’s headquarter office is 2601 South Bayshore Drive, Suite 900, Miami, FL 33133.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and in accordance with the rules and regulations of Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”). Accordingly, these interim statements are condensed and do not include all disclosures required for annual financial statements.

The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022, included in the Company’s Annual Report on the Form 40-F filed with the SEC on March 10, 2023. In the opinion of management, the financial data presented includes all adjustments, consisting primarily of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Certain previously reported amounts have been reclassified between line items to conform to the current period presentation, however, there was no impact on previously reported net loss. These unaudited interim financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates. The results of operations of unaudited interim periods are not necessarily indicative of the results to be expected for the entire year, or any other period. Due to the sale of the Arizona business, the Company has reflected the assets and liabilities of Arizona as held for sale on the balance sheet as of December 31, 2022 and the operations as discontinued operations on the statements of operations for the period from January 1, 2022 through September 30, 2022, see Note 4.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The interim financial statements for the three and nine months ended September 30, 2023 and 2022 include the accounts of the Company, its wholly owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions involving controlled entities are eliminated on consolidation. The accompanying consolidated financial statements reflect the activity related to Arizona as discontinued operations, see Note 4.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2 Earnings per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Equity Shares, multiple voting shares of the Company and Exchangeable Shares, as defined below, during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as warrants (“Warrants”), restricted stock units (“RSUs”), and vested options of the Company (“Vested Options”). The treasury stock method is used for the assumed proceeds upon the exercise of the Warrants and Vested Options that are used to purchase Equity Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants, RSUs, and Vested Options, because their effect would be anti-dilutive, therefore, basic loss per share and diluted loss per share will be the same. For the three and nine months ended September 30, 2023, and 2022, the potentially dilutive financial instruments excluded from the calculation of earnings per share included nil and nil Warrants (2022: nil and 390), and 2,636 and 2,199 RSUs (2022: 3,929 and 3,214), totaling 2,636 and 2,199 (2022: 3,929 and 3,604) shares of potentially dilutive securities, respectively.

3.3 Significant accounting judgments and estimates

Significant estimates made by management include, but are not limited to: economic lives of leased assets; expected credit losses of accounts receivable; provisions for inventory obsolescence; impairment assessment of goodwill and long-lived assets; depreciable lives of property, plant and equipment; useful lives of intangible assets; accruals for contingencies, including tax contingencies; valuation allowances for deferred income tax assets; contingent consideration obligations resulting from business combinations; estimates of fair value of derivative instruments; and estimates of the fair value of stock-based payment awards.

3.4 Discontinued operations

Strategic changes in the Company’s operations can be considered a discontinued operation if both the operations and cash flows of the discontinued business have been (or will be) eliminated from the ongoing operations of the Company and the Company will not have any significant continuing involvement in the operations of the discontinued business after the disposal transaction. Under ASC Subtopic 205-20, “Presentation of Financial Statements – Discontinued Operations” (“ASC Subtopic 205-20”), a component of an entity that is classified as discontinued operations is presented separately from continuing operations in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for all periods presented. All assets and liabilities related to such discontinued operations are classified as held for sale and presented separately in the Consolidated Balance Sheets for all periods prior to the disposal by sale. Accordingly, the presentation of prior period balances may not agree to previously issued financial statements. See Note 4 for additional information regarding the results of operations and major classes of assets and liabilities of discontinued operations.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.5 Liquidity and management plan

As reflected in these interim financial statements, the Company has a negative working capital of $28,771 as of September 30, 2023 and has incurred net losses from continuing operations for the three and nine month periods ended September 30, 2023. The Company’s approach to managing liquidity risk is to seek to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months.

In addition, the Company continues to take actions designed to improve the Company’s operations and cash position, including but not limited to: (i) targeting continued growth of sales from our consolidated operations; (ii) continued cost-savings and efficiency optimization efforts; (iii) utilizing the future proceeds from an employee retention credit up to $12,354; (iv) addressing our debt maturity profile, including the announcement of the Company’s entry into a Transaction Support Agreement (the “Support Agreement”) with the holders of approximately 76% (collectively, the “Majority Noteholders”) of the aggregate outstanding principal amount of the Company’s 12.5% senior notes due December 2024 (the “Senior Notes”) to extend the maturity date for an additional two years, see Note 18, and previously-announced contingent deferral of certain current debts payable; (v) latitude as to the timing and amount of certain expenses as well as capital expenditures; and (vi) seeking to take advantage of future potential financing (equity and/or debt) opportunities, including additional cash proceeds of $40,000 related to the issuance of new debt securities in the transactions subject to the Support Agreement, (refer to Note 18 for additional information). The deferrals related to the Support Agreement and contingent deferral of certain current debts payable as well as the $40,000 of cash proceeds will not be reflected in the balance sheet until the transaction is closed. Management cannot provide any assurances that the Company will be successful in accomplishing its business plans, raising the additional proceeds of $40,000, or that the transactions outlined in the Support Agreement will close, in which case, the Company may be forced to take other steps, including decelerating its growth or curtailing certain of its operations pending obtaining additional capital.

3.6 Change in accounting standards

The Company is treated as an “emerging growth company” as defined under the Jumpstart Our Business Start-ups Act of 2012, as amended (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies, however, emerging growth companies are not precluded from early adopting new accounting standards that allow so.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.6 Change in accounting standards (Continued)

Recently Issued and Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13 Topic 326 – Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which was subsequently revised by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02, ASU 2020-03, and ASU 2022-02 (“ASU 2016-13”), which introduces a new model for assessing impairment on most financial assets. Entities will be required to use a forward-looking expected loss model, which will replace the current incurred loss model, which will result in earlier recognition of allowance for losses. ASU 2016-13 is effective for the Company’s fiscal year beginning after December 15, 2022, and interim periods therein. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive.

The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. The adoption of ASU 2016-13 did not have a material impact on the Company’s financial statements and there was no cumulative effect at the adoption of the standard.

In June 2022, the FASB issued ASU No. 2022-03 Topic 820 – Fair Value Measurement – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), (1) to clarify the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) to amend a related illustrative example, and (3) to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2022-03 may have on the Company's financial statements.

In September 2022, the FASB issued ASU No. 2022-04 Topic 405 – Liabilities – Supplier Finance Programs (“ASU 2022-04”), which is intended to enhance transparency with supplier finance programs. ASU 2022-04 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Adoption is applied on a retrospective approach. The adoption of this ASU did not have a material impact on the Company’s financial statements.

On March 27, 2023, the FASB issued ASU No. 2023-01 Topic 842 – Leases – Common Control Arrangements (“ASU 2023-01”), in response to private company stakeholder concerns about applying Topic 842 to related party arrangements between entities under common control. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-01 may have on the Company's financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4.	DISCONTINUED OPERATIONS

On March 27, 2023, the Company closed the sale of Blue Camo, LLC (“Blue Camo”) which comprised the Company’s Arizona business and included two licensed entities operating three Oasis-branded dispensaries in the greater Phoenix area, a cultivation and processing facility in Chandler, a cultivation facility in Phoenix, and the Company’s majority interest in Willcox OC, LLC, a joint venture developing an outdoor cultivation facility. Total consideration consisted of $20,000 in cash before working capital adjustments and the assumption of lease obligations eliminating approximately $16,734 in long-term lease liabilities. In a separate agreement, all debt outstanding and potential earn-out contingent consideration, related to the 2021 acquisition of Blue Camo, was eliminated, reducing the Company’s long-term debt by $22,505, along with accrued interest thereon of approximately $1,165 and potential earn-out contingent consideration to $nil.

The Company accounted for this sale as a disposal under ASC Subtopic 360-10, “Impairment or Disposal of Long-Lived Assets”. The Company has reclassified the operations of Arizona as discontinued operations for all periods presented prior to the sale as the disposal represents a strategic shift that will have a major effect on the Company’s operations and financial results. The Company determined the business to be held for sale as the criteria established under ASC 205-20-45-1E had been satisfied due to the sale occurring during the first quarter of 2023. During the year ended December 31, 2022, the Company determined under ASC 855-10-55, the Arizona business did not meet the criteria as held for sale, as such, no reclassification was made on the balance sheet and statement of operations in the Company’s Annual Report on the Form 40-F. In accordance with ASC 205-20-50-1(a) the Company has reflected the reclassification of assets and liabilities of these entities as held for sale on the balance sheet as of December 31, 2022 and the operations as discontinued operations on the statement of operations for the period January 1, 2022 through September 30, 2022, and excluded from the accompanying notes.

As of December 31, 2022, the major classes of assets and liabilities held for sale in Arizona included the following:

As of
December 31, 2022
Current assets held-for-sale
Inventory and other current assets	$20,910
Property, plant, and equipment, net	24,239
Intangible assets, net	194,018
Right-of-use assets	17,568
Deferred tax asset, net	3,890
Total assets held-for-sale	$260,625

Current liabilities held-for-sale
Trade payables and other current liabilities	$2,629
Lease liabilities	18,097
Debt payable	22,505
Accrued interest payable	610
Total liabilities held-for-sale	$43,841

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4.	DISCONTINUED OPERATIONS (Continued)

The following table details the components comprising net loss from our discontinued operations:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenues from discontinued operations, net of discounts	$-	$10,900	$10,260	$33,839
Cost of goods sold	-	6,972	9,074	20,471
Gross profit	-	3,928	1,186	13,368

Operating expenses from discontinued operations:
Selling, general, and administrative	-	2,387	2,115	7,496
Depreciation and amortization	-	2,764	2,675	8,287
Total operating expenses from discontinued operations	-	5,151	4,790	15,783

Loss from operations	-	(1,223)	(3,604)	(2,415)

Other expense
Interest Expense	-	(567)	(581)	(1,689)

Income taxes	-	(961)	(307)	(3,406)

Loss from discontinued operations
Loss from discontinued operations, net of taxes	-	(2,751)	(4,492)	(7,510)
Loss on disposal of discontinued operations	(996)	-	(181,191)	-
Loss from discontinued operations	$(996)	$(2,751)	$(185,683)	$(7,510)

The loss on disposal of discontinued operations of approximately $181,191 is derived from the gross proceeds of $50,609, made up of $20,000 of cash consideration, a $6,939 working capital adjustment and the elimination of $23,670 of debt outstanding from the sale of Arizona, less the carrying value of Arizona of approximately $231,800. Loss on the disposal is preliminary and subject to change based on the settlement of the final working capital adjustment which can extend past nine months after the closing date.

5.	VARIABLE INTEREST ENTITIES (“VIE”)

In February 2022, the Company had the ability to direct the activities of two entities, Tahoe Hydroponics Company, LLC (“Tahoe Hydro”) and NV Green, Inc. (“NVG” and, together with Tahoe Hydro, “TH”/ “NVG”), through a management services and equity purchase agreement, thereby classifying the entities as VIEs, until certain conditions are met, at which time the Company is required to evaluate business combination accounting. The assets of TH/NVG can only be used to settle its liabilities and under the applicable agreements TH/NVG retains ultimate legal responsibilities for its operations.

In May 2023, the Company finalized the acquisition of Tahoe Hydro and assumed 100% of the membership interest. Based on the changes in circumstances, the Company re-evaluated the status of Tahoe Hydro as a variable interest entity, concluding that the Company had acquired a controlling interest in Tahoe Hydro. Purchase consideration for the acquisition included $1,382 in cash, net of transaction expenses, promissory note of $1,580, the conversion of a convertible note of $2,800, and $115 in the form of 233 Exchangeable Shares. These shares have contractual restrictions on their ability to be sold for six to twelve months. The fair value of the shares was determined by the share price on the CSE at the date of acquisition and an 19.45% discount rate attributed to the contractual restrictions. NVG remains a VIE until certain conditions are met, at which time the Company is required to evaluate business combination accounting.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5.	VARIABLE INTEREST ENTITIES (“VIE”) (Continued)

On March 30, 2021, the Company completed its acquisition of Greenlight Management, LLC (“Greenlight Management”) and Greenlight Holdings, LLC (“Greenlight Holdings”) through a membership purchase agreement. Greenlight Management operates on a 58,000 square foot facility in Parma, Ohio under a management agreement with Parma Wellness Center, LLC (“Parma”) a recipient of a Tier 1 Cultivator Provisional License in the medical cannabis market in Ohio. The Company determined that it possesses the power to direct activities of Parma through the management agreement, thereby classifying the entity as a VIE. During the three months ended September 30, 2023, the Company purchased a minority interest in Parma for $25. The Company evaluated the minority interest purchased in Parma and determined that Parma is still a VIE.

The following tables present the summarized financial information about the Company’s consolidated VIEs which are included in the unaudited balance sheet as of September 30, 2023 and December 31, 2022 and statements of operations for the three and nine months ended September 30, 2023 and 2022. All of these entities were determined to be VIEs as the Company possesses the power to direct activities and obligation to absorb losses through management services agreements (“MSAs”).

	As of		As of
	September 30, 2023		December 31, 2022
	NVG	Parma	TH/NVG	Parma
Current assets	$136	$11,181	$5,248	$10,751
Non-current assets	1,114	2,246	6,582	14,634
Total assets	$1,250	$13,427	$11,830	$25,385

Current liabilities	$629	$18,058	$1,033	$14,092
Non-current liabilities	407	1,443	898	1,952
Total liabilities	1,036	19,501	1,931	16,044

Noncontrolling interest	951	(9,766)	7,528	(5,528)
Equity (deficit) attributable to Ayr Wellness Inc.	(737)	3,692	2,371	14,869
Total liabilities and equity	$1,250	$13,427	$11,830	$25,385

	Three Months Ended			Nine Months Ended
	September 30, 2023		September 30, 2022	September 30, 2023		September 30, 2022
	NVG	Parma	TH/NVG	TH/NVG	Parma	TH/NVG
Revenues, net of discounts	$-	$566	$388	$538	$1,323	$1,851
Net loss attributable to noncontrolling interest	(85)	(935)	(1,310)	(518)	(4,238)	(4,818)
Net loss attributable to Ayr Wellness Inc.	-	(899)	-	-	(899)	-
Net loss	$(85)	$(1,834)	$(1,310)	$(518)	$(5,137)	$(4,818)

	TH/NVG	Parma
Noncontrolling interest at January 1, 2022	$-	$-
Total purchase consideration	16,868	-
Working capital adjustment presented as consideration payable	(4,849)	-
Net loss during the period	(4,491)	(5,528)
Noncontrolling interest at December 31, 2022	$7,528	$(5,528)
Acquisition of Tahoe Hydro	(6,059)	-
Net loss during the period	(518)	(4,238)
Noncontrolling interest at September 30, 2023	$951	$(9,766)

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

6.	INVENTORY

The Company’s inventory includes the following:

	September 30, 2023	December 31, 2022
Materials, supplies, and packaging	$7,883	$9,770
Work in process	66,906	65,807
Finished goods	23,696	24,233
Total inventory	$98,485	$99,810

The amount of inventory included in cost of goods sold during the three and nine months ended September 30, 2023, and 2022, was $55,375 and $164,024, and $53,104 and $154,801, respectively. The Company reviews inventory on hand for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value.

For the three and nine months ended September 30, 2023 and 2022, $nil and $nil, and $486 and $6,217, respectively, of expenses relating to the incremental costs to acquire cannabis inventory in business combinations are recognized in cost of goods sold on the statements of operations. This relates to the one-time adjustment of cannabis inventory from acquiree historical cost to fair value as part of the purchase price allocation.

7.	PROPERTY, PLANT, AND EQUIPMENT

As of September 30, 2023, and December 31, 2022, property, plant, and equipment, net consisted of the following:

	September 30, 2023	December 31, 2022
Furniture and equipment	$53,535	$53,070
Auto and trucks	1,657	1,626
Buildings	93,517	91,233
Leasehold improvements	172,092	154,774
Land	13,878	13,879
Construction in progress	15,012	9,581
Total	349,691	324,163
Less: Accumulated depreciation and amortization	36,603	21,483
Total property, plant and equipment, net	$313,088	$302,680

Capitalized interest for the three and nine months ended September 30, 2023 and 2022, totaled $1,811 and $7,274, and $3,385 and $10,552, respectively. Depreciation and amortization expense for the three and nine months ended September 30, 2023 totaled $5,419 and $19,714, respectively, of which $4,000 and $11,818, respectively, is included in cost of goods sold. Depreciation and amortization expense for the three and nine months ended September 30, 2022 totaled $3,763 and $9,354, respectively, of which $2,578 and $6,447, respectively, is included in cost of goods sold.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

8.	INTANGIBLE ASSETS

During the year ended December 31, 2022, an entity co-owned by the Company was awarded a provisional Disproportionately Impacted Area cultivator license in Connecticut. The Company recorded an intangible asset of $3,000 in connection with the cash payment for the cost of the provisional license. During the three months ended September 30, 2023, the Company acquired a standalone delivery license in Connecticut and recorded an intangible asset of $200 in connection with the cash payment for the cost of the license. The operations at Connecticut are not currently active, as such, no amortization expense has been recorded for the period ended September 30, 2023.

Amortization expense is recorded within cost of goods sold and total operating expenses. The amount in cost of goods sold for the three and nine months ended September 30, 2023 and 2022 was $4,363 and $12,463, and $3,983 and $11,915, respectively.

The following table presents intangible assets, net accumulated amortization:

	Amortization period (# of years)	September 30, 2023	December 31, 2022
Licenses/permits	15	$654,086	$693,714
Right-to-use licenses	15	16,735	17,717
Host community agreements	15	27,589	29,494
Trade name / brand	5	4,171	3,784
Total		$702,581	$744,709

Amortization Expense
2023	$14,818
2024	58,108
2025	57,293
2026	57,293
2027	57,293
2028 and beyond	454,576
Total	$699,381

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

9.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Information related to operating and finance leases is as follows:

	September 30, 2023		September 30, 2022
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Incremental borrowing rate (weighted average)	11.81%	10.30%	11.97%	9.57%
Weighted average remaining lease term	12.41 yrs	4.76 yrs	13.22 yrs	5.01 yrs

The maturities of the contractual lease liabilities as of September 30, 2023 are as follows:

	Operating Leases	Finance Leases	Total
2023	$6,968	$3,303	$10,271
2024	27,815	11,967	39,782
2025	27,372	6,257	33,629
2026	26,600	4,221	30,821
2027	25,190	3,141	28,331
2028 and beyond	214,778	8,708	223,486
Total undiscounted lease liabilities	328,723	37,597	366,320
Impact of discounting	(200,136)	(7,879)	(208,015)
Total present value of minimum lease payments	$128,587	$29,718	$158,305

Payments related to capitalized leases during the three and nine months ended September 30, 2023 and 2022 are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$2,187	$2,054	$6,581	$4,458
Lease liabilities - operating expense, G&A	4,174	3,810	11,983	10,073
Lease liabilities - finance
Amortization of right-of-use assets, COGS	1,747	1,312	5,141	2,923
Amortization of right-of-use assets, G&A	35	48	130	140
Interest on lease liabilities - finance, COGS	776	710	2,289	1,623
Interest on lease liabilities - finance, G&A	8	15	32	44
Total lease expense	$8,927	$7,949	$26,156	$19,261

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

10.	RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and shareholders of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the financial statements, related party transactions and balances are as follows:

Mercer Park, L.P., a company owned by a former executive of Ayr, entered into a management agreement with the Company dated May 24, 2019. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees paid to the related party also reimbursed them for other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of September 30, 2023, and December 31, 2022, $nil and $698, respectively, was included in prepaid expenses, a majority of which is for a letter of credit for an operating lease during 2022. Lease fees included in operating lease expense during the three and nine months ended September 30, 2023 and 2022 were $216 and $645, and $217 and $647, respectively. During the three and nine months ended September 30, 2023 and 2022 included in general and administrative expenses are management fees of $nil and $nil, and $8 and $11, respectively.

During the three and nine months ended September 30, 2023 and 2022 the Company incurred fees from a company partially owned by a board member of Ayr. The total incurred fees were $18 (2022: $14) and $41 (2022: $41) of office expenses, $nil (2022: $69) and $24 (2022: $308) of development fees, $309 (2022: $154) and $774 (2022: $690) of rental fees, and $18 (2022: $39) and $70 (2022: $131) of interest expense, respectively, for the three and nine months ended September 30, 2023 and 2022. Additionally, the board member was issued 50 Equity Shares, valued at $707 on the grant date, related to a consulting agreement with the Company for services rendered for the nine months ended September 30, 2022.

Refer below to the debts payable and senior secured notes and share capital notes for additional information regarding the debts payable to related parties and non-cash stock-based compensation plan, respectively, for the three and nine months ended September 30, 2023 and 2022.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11.	DEBTS PAYABLE AND SENIOR SECURED NOTES

Senior Secured Notes

On November 12, 2021, the Company completed a private placement offering of approximately $133,250 aggregate principal amount of secured promissory notes at a premium price, resulting in approximately $147,000 of proceeds due December 2024, with a resulting yield-to-maturity of 9.8%. The notes were considered additional notes under the indenture governing the Company’s existing notes which were entered into on December 10, 2020.

As of September 30, 2023 and December 31, 2022, the Company’s Senior Secured Notes consisted of the following:

Senior secured notes
As of January 1, 2022	$245,408
Debt issuance costs amortized	2,292
Senior secured notes premium amortized	(3,018)
As of December 31, 2022	$244,682
Debt issuance costs amortized	1,719
Senior secured notes premium amortized	(2,263)
Total senior secured notes classified as non-current payable as of September 30, 2023	$244,138
Total accrued interest payable related to senior secured notes classified as current payable as of September 30, 2023	$7,602

Debts Payable

As of September 30, 2023 and December 31, 2022, debt payable other than Senior Secured Notes consisted of the following:

Debts payable
As of January 1, 2022	$133,858
Discounted as of December 31, 2021	951
Incurred through earn-out provision	14,934
Debt Issued	68,000
Construction financing	36,303
Less: repayment	(17,924)
Less: discounted to fair value	(598)
As of December 31, 2022	235,524
Discounted as of December 31, 2022	598
Debt issuance costs	(1,000)
Debt issuance costs amortized	25
Debt issued	66,010
Construction financing	1,764
Less: extinguishment related to sale of Arizona business	(22,505)
Less: repayment	(49,098)
Total debts payable, undiscounted as of September 30, 2023	231,318
Less: discounted to fair value	(299)
Total debts payable as of September 30, 2023	$231,019
Total accrued interest payable related to debts payable classified as current payable as of September 30, 2023	$6,706

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11.	DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

The details of debts payable, including construction financing liabilities, were as follows:

	September 30, 2023
	Related party debt	Non-related party debt	Total debt
Total debts payable, undiscounted	$1,092	$231,201	$232,293
Less: current portion	1,092	57,960	59,052
Less: debt issuance costs - current portion	-	99	99
Total non-current debt, undiscounted	-	173,142	173,142
Less: discount to fair value	-	(299)	(299)
Less: debt issuance costs - non-current portion	-	876	876
Total non-current debt	$-	$171,967	$171,967

The following table presents the future debt obligations other than Senior Secured Notes as of September 30, 2023:

Future debt obligations (per year)
2023	$4,429
2024	57,005
2025	28,610
2026	28,760
2027	9,597
2028 and beyond	103,892
Total debt obligations	$232,293

As part of the business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, and officers.

On March 17, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $26,200, net of financing costs of $287, with a 4.625% annual interest rate payable monthly. The loan is secured with a first mortgage lien on certain real property in Massachusetts and matures five years from the date of the agreement, with an option to extend for an additional five years. On March 24, 2023, the Company amended the loan agreement and received additional total proceeds of $10,000, net of financing costs of $100, with an 8% annual interest rate payable monthly for the incremental proceeds.

On April 7, 2023, the Company issued a non-related party promissory note in the amount of $1,580 to the former member of Tahoe Hydro that is secured by all the assets of and a pledge of membership interests in Tahoe Hydro. The note matures four years from the closing date of April 2023 with an annual interest rate of 8% with quarterly straight-line amortization payments over the life of the loan.

On May 11, 2023, the Company reached an agreement to amend the terms of contingent consideration under the membership interest purchase agreements of GSD NJ LLC (“GSD”) and Sira Naturals, Inc. (“Sira”). The amendment for GSD settles the contingent consideration with total proceeds of $38,860, consisting of $10,000 in cash, promissory notes in an aggregate principal amount of $14,000, $10,213 in deferred cash, and $4,647 of Equity Shares. The $10,213 in deferred cash is classified within accrued expenses on the balance sheet as of September 30, 2023. The $14,000 promissory notes are due December 2026 with monthly interest-only payments of 13.5% until May 2024 (with 1% monthly amortization thereafter). The number of Equity Shares was calculated based on a market price equal to $0.79 which represents 3,797 Equity Shares. The amendment for Sira represents a two-year deferral of the $27,500 of proceeds payable from the original May 2024 payment date, with an annual interest rate of 6.0% and 10% annual amortization payments. Refer to Note 13 for further details on the fair value loss recognized on the settlement of the contingent consideration.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11.	DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

In May 2023, the Company executed contingent agreements, securing a two-year deferral on principal or amortization payments of certain of its debt obligations, which includes aggregate principal amount of approximately $69,000 of debt obligations, including contingent agreements with holders of approximately $60,500 aggregate principal amount of vendor take-back promissory notes. The Company has also reached contingent agreements to defer the maturities of $4,500 of other promissory notes, as well as a $4,000 amortization payment due in December 2023. The effectiveness of the maturity and amortization deferrals is contingent on an extension of the Company’s Senior Secured Notes to December 10, 2026, or a later date (or an exchange of the Senior Secured Notes for a new series of notes with a maturity date of December 10, 2026 or a later date). The effectiveness of the maturity and amortization deferrals is contingent on the closing of the Senior Secured Note extension transaction, or in some cases the execution of an agreement by a requisite threshold of Senior Noteholders to extend the maturity date of the Senior Secured Notes by at least two years. Subsequent to September 30, 2023, the Company entered into a Support Agreement with the Majority Noteholders of the Senior Secured Notes to extend the maturity date by two years, see Note 18 for further details. In accordance with ASC Subtopic 470-10, “Other Presentation Matters” (“ASC Subtopic 470-10”), the Company met the criteria to classify the short-term obligations of $27,733 for debt contingent on the execution of the Support Agreement as a noncurrent liability on the balance sheet as of September 30, 2023 by demonstrating the intent and ability to extend the short-term obligation prior to the financial statement issuance date. For the remaining agreements, contingent on the closing of the Transactions (as defined herein), the Company did not retrospectively reflect the amendments in the financial statements. In accordance with ASC 340-10-S99-1, SAB Topic 5.A, “Expenses of Offering”, the Company capitalized debt transaction fees paid to third parties of $5,247 as prepaid expenses in the balance sheet as of September 30, 2023. The Company has not concluded on whether the transaction will be accounted for as an extinguishment or a modification, and cannot do so until the transaction takes place. As a result, the costs incurred to date have been capitalized and on the date the transaction closes, the costs will either be expensed or reflected as a reduction of the carrying value of the indebtedness. If the transaction is not completed or it becomes apparent that it will not be completed, the costs will be expensed immediately.

On July 7, 2023, the Company entered into a loan agreement to refinance and upsize an existing mortgage which was due to mature in May 2024. The loan agreement included total proceeds of $40,000, with an interest rate of 5-year Federal Home Loan Bank Rate plus 4%, which implies a current rate of 8.27% with interest-only payments for the first 18 months. The note extends the maturity of the existing mortgage to 10 years. Proceeds from the loan were used to pay down the Company’s existing mortgage of $25,219.

In connection with the sale of Arizona, on March 27, 2023, the outstanding principal balance of $22,505 and accrued interest of $1,165, payable to the original owners of the Arizona business was eliminated. Refer to Note 4 for further details on the sale of Arizona.

Interest expense associated with related party debt payable for the three and nine months ended September 30, 2023 and 2022 was $18 and $70, and $372 and $1,141, respectively.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

12.	SHARE CAPITAL

The following activity occurred during the nine months ended September 30, 2022:

•	5 Equity Shares were repurchased and cancelled, and 77 Equity Shares were repurchased and held as a result of the Company’s stock repurchase program.
•	In relation to the exercise of 1,017 RSUs, 597 Equity Shares were issued due to net settlement.
•	33 shares were forfeited 33 Equity Shares were issued in connection with options exercised.
•	1,029 Equity Shares were issued in connection with the earn-out provision related to the acquisition of PA Naturals.
•	908 Exchangeable Shares were exchanged for 908 Equity Shares related to the purchase considerations to the CannTech PA, LLC acquisition.
•	329 Exchangeable Shares were issued in connection with the Q1 2022 Cultivauna Acquisition.
•	353 Exchangeable Shares were issued in connection with the Herbal Remedies Acquisition
•	50 Equity Shares were issued to a related party.
•	26 Exchangeable Shares were exchanged for 26 Equity Shares related to the purchase consideration of the Oasis acquisition.
•	47 Exchangeable Shares were converted to Equity Shares.

The following activity occurred during the nine months ended September 30, 2023:

•	In relation to the vesting of 2,576 RSUs, 2,498 Equity Shares were issued due to net settlement.

o	79 shares were forfeited during the period.

•	3,797 Exchangeable Shares were issued in connection with the GSD contingent consideration settlement.

•	233 Exchangeable Shares were issued in connection with the Q1 2022 acquisition of Tahoe Hydro.

•	46 Exchangeable Share was exchanged for 46 Equity Shares related to the Q1 2022 acquisition of Levia.

•	354 Exchangeable Shares were exchanged for 354 Equity Shares related to the Q2 2022 acquisition of Herbal Remedies.

•	9 Exchangeable Shares were converted into 9 Equity Shares as of September 30, 2023.

•	66 SVS shares were issued for consulting services.

Warrants

The average remaining life of Warrants is 0.6 years as of September 30, 2023 (2022: 1.9 years) with an aggregate intrinsic value of $nil in 2023 (2022: $nil). The Warrants have an exercise price of $9.07US. The number of Warrants outstanding as of September 30, 2023, and December 31, 2022, were as follows:

	Number	Weighted Average Fair Value
Balance as of January 1, 2022	2,874	$1,786
No activity	-	-
Balance as of December 31, 2022	2,874	1,786
No activity	-	-
Balance as of September 30, 2023	2,874	$1,786

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

13.	DERIVATIVE LIABILITIES

Purchase Consideration and Contingent Consideration

In May 2023, the Company reached an agreement to amend and settle the terms of contingent consideration under the membership interest purchase agreements of GSD and Sira. The Company recognized a fair value loss during the period of $206 on the settlement of the contingent consideration obligation for GSD and $3,660 on the settlement of the contingent consideration obligation for Sira. Refer to Note 11 for further details on the amended terms of the contingent consideration.

The fair value adjustment relating to derivative liabilities has been included in the statements of operations under “Fair value gain on financial liabilities” as detailed below:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Gain from FV adjustment on contingent consideration	$-	1,847	$27,597	$32,205
Loss from FV adjustment on purchase consideration settlement	-	-	-	(1,780)
(Loss) gain from settlement of contingent consideration	-	-	(3,866)	3,186
Total	$-	$1,847	$23,731	$33,611

14.	STOCK-BASED COMPENSATION

The Company has adopted an equity incentive plan, as amended on May 2, 2021 (“The Plan”), which allows the Company to compensate qualifying Plan participants through stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby seeking to align the interests of such persons with the Company’s shareholders. Under The Plan, the Company may grant stock options, RSUs, performance compensation awards, and unrestricted stock bonuses or purchases. The maximum number of Equity Shares that may be issued under The Plan and any other security-based compensation agreements shall not exceed 12% of the total number of fully diluted shares issued and outstanding from time to time.

In addition, the Company established a restricted stock plan (the “AcquisitionCo Plan”) to facilitate the granting of restricted Exchangeable Shares. Any shares issued under the AcquisitionCo Plan will reduce the number of Equity Shares that may be awarded under The Plan on a one-for-one basis.

The stock-based compensation expense is based on either the Company’s share price for service-based and market-based conditions on the date of the grant or the fair value of the performance-based RSU. The RSUs vest over a one to four-year period, based on service, market, and/or performance conditions. During the nine months ended September 30, 2023, there were 650 of both market and performance based RSUs outstanding, totaling 1,300. During the nine months ended September 30, 2023 and 2022, 2,498 and 294 shares, respectively, vested related to RSUs granted in the current and prior periods, except for the market and performance based RSUs as they did not meet the probable threshold. Any cumulative adjustment prior to vesting is recognized in the current period with no adjustment to prior periods for expense previously recognized. During the nine months ended September 30, 2023 and 2022, there were 79 and 33 forfeitures of nonvested RSUs, respectively.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

14.	STOCK-BASED COMPENSATION (Continued)

During the nine months ended September 30, 2023, 2,576 Equity Shares vested, of which 2,498 were issued due to net settlement. During the nine months ended September 30, 2023, the result of the net settlement was 77 Equity Shares were withheld in lieu of tax payments, with a total value of $335. As of September 30, 2023, the average remaining life of unvested RSUs is two years and two months with an expected expense over the next 12 months of $10,028 with an aggregate intrinsic value of $18,344 using the stock price as of September 30, 2023. The number of RSUs outstanding as of September 30, 2023 and December 31, 2022 were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
RSUs outstanding and nonvested, as of January 1, 2022	8,100	$18.83
Granted	741	6.45
Vested	(2,135)	18.58
Forfeited	(78)	15.90
RSUs outstanding and nonvested, as of December 31, 2022	6,628	$17.56
Granted	1,066	0.98
Vested	(2,576)	20.52
Forfeited	(79)	13.07
RSUs outstanding and nonvested, as of September 30, 2023	5,039	$12.47

1 Includes Ayr granted but unvested performance based RSUs (PSUs) totaling 1,300 that do not meet the probability threshold

Options

Other than as described below, no options have been granted during nine months ended September 30, 2023 and 2022.

As part of the Liberty acquisition, the Company issued replacement options to certain employees of Liberty who became employees of the Company which were fully vested as of the date of acquisition. The range of exercise price is between $10.59 and $29.60. As of September 30, 2023 and 2022, the weighted average remaining life of the options is one year and four months and under one year, respectively, with an aggregate intrinsic value of $nil and $nil, respectively. The number of options outstanding as of September 30, 2023 and December 31, 2022 were as follows:

	Number of Options	Weighted Average Fair Value
Balance as of January 1, 2022	198	$17.93
Options exercised	(33)	17.93
Balance as of December 31, 2022	165	$17.93
Options expired/cancelled	(6)	20.76
Balance as of September 30, 2023	159	17.92

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

15.	COMMITMENTS AND CONTINGENCIES

Commitments

As of September 30, 2023, the Company guaranteed the lease obligation of a location related to a third-party that operates a dispensary in New Jersey. The Company is the guarantor of the lease with maximum total payments of $779 and will continue as the guarantor through December 2028. The Company would be required to perform under the guarantee if the third-party is in default. As of September 30, 2023, the Company does not anticipate any material defaults under the foregoing lease, and therefore, no liability has been accrued.

As of September 30, 2023, the Company remains jointly liable under a lease related to its former Arizona business. As part of the sale of the Arizona business, the buyer agreed to cause its wholly owned subsidiary (and party to the lease) to perform all lease obligations arising on or after the closing date. The buyer also agreed to indemnify the Company for these same obligations. The lease requires maximum total payments of $11,133 through May 2035. As of September 30, 2023, the Company does not anticipate any material defaults under the lease, and therefore, no liability has been accrued.

Contingencies

On March 27, 2020, the U.S. Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law, aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, and modifications to the net interest deduction limitations. Employee Retention Credit (“ERC”) is a refundable credit against certain employment taxes equal to 50% of the qualified wages an eligible employer paid to employees from March 17, 2020 to December 31, 2020. The U.S. Disaster Tax Relief Act, enacted on December 27, 2020, extended the employee retention credit for qualified wages paid from January 1, 2021 to June 30, 2021, and the credit was increased to 70% of qualified wages an eligible employer paid to employees during the extended period. The American Rescue Plan Act of 2021, enacted on March 11, 2021, further extended the employee retention credit through December 31, 2021. The general statute of limitations for employment tax audits is three years, but the Internal Revenue Service's (“IRS”) ERC guidance has an extended five-year statute. The Company experienced full or partial suspension of portions of the business during the period covered by the ERC due to government orders limiting commerce, travel, or group meeting due to COVID-19. In 2023, the Company filed for an ERC for the period beginning January 1 to June 30, 2021 in the amount of $12,354. During the three months ended September 30, 2023, the Company received notices from the IRS for a total ERC refund of $5,238 and recorded a receivable included as part of prepaid expenses, deposits, and other current assets in the balance sheet and other income on the statement of operations. In accordance with ASC 958-605, Not-for-Profit Entities—Revenue Recognition, the Company determined that the condition to record a receivable is met when the IRS confirms the claim is valid or the cash is received. Absent of any confirmation, there remains uncertainty as to whether the amounts will be received. Due to the degree of uncertainty regarding the implementation of the CARES Act and other stimulus legislation and the nature of our business, although the Company expects to receive the remaining ERC, the Company determined that the remaining claim did not yet meet the criteria to record as a receivable as of September 30, 2023.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

15.	COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies (continued)

The Company’s operations are subject to a variety of local and state governmental regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable local and state governmental regulations as of September 30, 2023, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2023, there were no material pending or threatened lawsuits that could be reasonably expected to have a material adverse effect on the results of the Company’s operations. There are also no proceedings in which any of the Company's directors, officers or affiliates are an adverse party or have a material interest adverse to the Company's interest.

16.	FINANCIAL RISK FACTORS

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The Company’s debts are predominantly at fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

17.	TAXATION

As the Company operates in the legal cannabis industry, the Company is subject to the limits of Section 280E of the Internal Revenue Code, as amended (“Section 280E”) for U.S. federal income tax purposes as well as state income tax purposes for all states except for Illinois, Massachusetts, and New Jersey. Under Section 280E, the Company is generally only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss recognized for financial reporting purposes. The effective tax rate differs from the statutory rate primarily due to the impact of Section 280E.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

17. TAXATION (Continued)

The Company is treated as a U.S. corporation for the U.S. federal income tax purposes under Section 7874 of the Internal Revenue Code, as amended (“Section 7874”) and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, Arizona (see Note 4), Illinois, and New Jersey. Income tax is accounted for in accordance with ASC 740, Income Taxes. The following table summarizes the Company’s income tax expense and effective tax rates from continuing operations for the three and nine months ended September 30, 2023 and 2022.

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30,2023	September 30,2022
Loss from continuing operations before income taxes and noncontrolling interest	$(5,727)	$(25,050)	$(25,247)	$(51,182)
Provision for income taxes from continuing operations	13,543	9,626	37,608	28,177
Effective tax rate	-236%	-38%	-149%	-55%

Refer to Note 4 for income taxes related to discontinued operations.

The Company’s quarterly tax provision is calculated under the discrete method which treats the interim period as if it were the annual period and determines the income tax expense or benefit on that basis. The discrete method is applied when application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The Company believes, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method due to the high degree of uncertainty in estimating annual pre-tax income due to the impact of Section 280E.

18.	SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date the interim financial statements were issued.

Subsequent to September 30, 2023, the Company entered into a Support Agreement with the Majority Noteholders, pursuant to which the Majority Noteholders have agreed to support a transaction under which: (i) all of the Senior Secured Notes would be exchanged for an equivalent principal amount of new 13% senior secured notes due December 10, 2026 (the “13% Senior Notes and such exchange, the “Exchange Transaction”); (ii) the Majority Noteholders will be offered the opportunity to participate in the issuance of additional 13% Senior Notes in an aggregate principal amount of $50,000 (the “New Money Notes”) (subject to 20% original issue discount) concurrent with the completion of the Exchange Transaction; (iii) the offering of the New Money Notes will be backstopped by one of the Majority Noteholders, in exchange for which such backstop party will receive a backstop premium on closing payable in the form of subordinated, restricted or limited voting shares in the Company representing in the aggregate 5.1% of the outstanding shares on a fully-diluted and pro-forma basis (or non-voting shares in one of the Company’s subsidiaries representing the equivalent value to 5.1% of the outstanding shares of the Company on a fully-diluted and pro forma basis) (the “Backstop Premium”); and (iv) recipients of 13% Senior Notes will also concurrently receive subordinated, restricted and limited voting shares (the “New Shares”) representing in the aggregate 24.9% of the issued and outstanding shares of the Company on a fully-diluted and pro-forma basis (or 20.8% of the outstanding shares assuming the exercise of the Anti-Dilutive Warrants), (collectively, the “Transactions”).

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

18.	SUBSEQUENT EVENTS (Continued)

In addition, as described below, new warrants (the “Anti-Dilutive Warrants”) would be issued at closing to all then-existing shareholders (excluding recipients of the New Shares and the Backstop Premium) and would be exercisable for shares at a price of $2.12 per share for two years following closing. The Anti-Dilutive Warrants will only be exercisable by non-U.S. Persons and Accredited Investors in the U.S., as such terms are defined under U.S. securities laws. The Transactions will also be subject to approval by the Ontario court pursuant to a plan of arrangement commenced under the Canada Business Corporations Act. The Transactions will be subject to customary terms and conditions, including approval by the requisite majority of holders of Senior Notes and the receipt of required approvals from applicable state cannabis regulators. In accordance with ASC Subtopic 470-10, since the Transactions have not closed, the Company determined that it did not meet the criteria to classify the existing loan as a noncurrent liability on the balance sheet and in Note 11 as of September 30, 2023.

Subsequent to September 30, 2023, the Company entered into an agreement with LivFree Wellness, LLC (“LivFree”) to amend certain terms of the promissory note dated May 24, 2019 (the “LivFree Note”) executed in connection with the Company’s acquisition of LivFree. The amendments to the LivFree Note will provide, among other things, a principal payment of $3,000 upon closing of the Transactions (as defined in the paragraph above) and a deferral of the maturity of the remaining $17,000 of principal and $5,227 of accrued payment-in-kind interest for a period of two years to May 24, 2026. In addition, upon closing of the Transactions, the interest on the LivFree Note converts from payment-in-kind to monthly cash interest and the interest rate increases from 6.0% to 10.0%. In accordance with ASC Subtopic 470-10, since the Transactions have not closed, the Company determined that it did not meet the criteria to classify the existing loan as a noncurrent liability on the balance sheet and in Note 11 as of September 30, 2023.